UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-52046

HOUSTON WIRE & CABLE COMPANY

(Exact name of registrant as specified in its charter)

10201 North Loop East Houston, Texas 77029 Tel: (713) 609-2100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $.001 par value per share
(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

☒	Rule 12g-4(a)(1)
☐	Rule 12g-4(a)(2)
☒	Rule 12h-3(b)(1)(i)
☐	Rule 12h-3(b)(1)(ii)
☐	Rule 15d-6
☐	Rule 15d-22(b)

Approximate number of holders of record as of the certification or notice date: One (1)*

On June 15, 2021 (the “Closing Date”), pursuant to the Agreement and Plan of Merger, dated as of March 24, 2021 (the “Merger Agreement”), by and among, Houston Wire & Cable Company, a Delaware corporation (“HWC”), Omni Cable, LLC, a Delaware limited liability company (“Omni”), and OCDFH Acquisition Sub Inc., a Delaware corporation and a direct wholly-owned subsidiary of Omni (“Merger Sub”), Merger Sub merged with and into HWC, with HWC continuing as the surviving corporation and wholly-owned subsidiary of Omni.

Pursuant to the requirements of the Securities Exchange Act of 1934, Houston Wire & Cable Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 25, 2021	By:	/s/ Martin H. Truong
	Name:	Martin H. Truong
	Title:	Assistant Secretary